         UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Home Federal Bancorp, Inc. of Louisiana

(Name Of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

43708L 10 8

(CUSIP Number)

Daniel R. Herndon 6121 Fern Avenue No. 120 Shreveport, Louisiana 71105	Copies to: Eric M. Marion, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, DC 20007-4444 (202) 295-4500

(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

Page 1 of 6 Pages

_______________________

*         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of

           1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N. 43708L 10 8	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Herndon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,524
	8	SHARED VOTING POWER 178,378
	9	SOLE DISPOSITIVE POWER 22,524
	10	SHARED DISPOSITIVE POWER 178,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP N. 43708L 10 8	13D/A	Page 3 of 6 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is filed by Daniel R. Herndon (“Reporting Person”), as an amendment to the Statement on Schedule 13D (the “Statement”) relating to the shares of common stock, par value $.01 per share (“Common Stock”) of Home Federal Bancorp, Inc. of Louisiana (the “Issuer”) filed with the Securities and Exchange Commission on June 18, 2013. The Statement is hereby amended as follows:

Item 1. Security and Issuer

The securities as to which this Amendment No. 2 to Schedule 13D relates are shares of Common Stock of the Issuer. The address of the Issuer’s principal executive office is 624 Market Street, Shreveport, Louisiana 71101.

Item 2. Identity and Background

(a)         Daniel R. Herndon (the “Reporting Person”).

(b)         The Reporting Person’s address is 6121 Fern Avenue, No. 120, Shreveport, Louisiana 71105.

(c)         The Reporting Person is retired.

(d)         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)         The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 22,524 shares of Common Stock directly, 78,922 shares of Common Stock held jointly with his spouse, and 99,456 shares of Common Stock in his individual retirement account. All purchases by the Reporting Person were made with personal funds.

Item 4. Purpose of Transaction

The Reporting Person was formerly the Executive Chairman of the Board of the Issuer until his retirement effective December 31, 2019. The Reporting Person believes that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

CUSIP N. 43708L 10 8	13D/A	Page 4 of 6 Pages

                  The Reporting Person has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

           (a)         The Reporting Person beneficially owns 200,902 shares of Common Stock, which represents 6.0% of the issued and outstanding shares of Common Stock. This percentage is based upon 3,356,558 shares of Common Stock outstanding as of December 10, 2021.

          (b)       The Reporting Person is deemed to have sole voting and dispositive power with respect to 22,524 shares of Common Stock. Mr. Herndon has shared voting and dispositive power with respect to 178,378 shares of Common Stock, which consists of 99,456 shares of Common Stock held in Mr. Herndon’s individual retirement and 78,922 shares held jointly with Mr. Herndon’s spouse.

(c)        The Reporting Person effected the following transactions in the Issuer’s securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Shares	Stock Price	Transaction Type
Common Stock (Stock Option)	Direct	10/19/21	55,414	$7.35	Option Exercise
Common Stock	Direct	10/19/21	55,414	$18.99	Private Sale

           (d)         Not Applicable.

           (e)         Not Applicable.

CUSIP N. 43708L 10 8	13D/A	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person has in the past and intends in the future to exercise his vote in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP N. 43708L 10 8	13D/A	Page 6 of 6 Pages

Signatures

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 to the Statement on Schedule 13D is true, complete and correct.

/s/Daniel R. Herndon
Daniel R. Herndon

Date: December 10, 2021